UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )

Pandion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698340 10 6

(CUSIP Number)

July 21, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,176,507 shares of common stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,176,507 shares of common stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,176,507 shares of common stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“Versant VI GP LP”), Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC”), Versant Vantage I, L.P. (“Vantage I”), Versant Vantage I GP, L.P. (“Vantage I GP LP”) and Versant Vantage I GP-GP, LLC (“Vantage I GP LLC” and together with Vantage I, Vantage I GP LP, Versant VI, Versant VI GP LP and Versant VI GP LLC, the “Reporting Persons”). Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP, each of which may be deemed to have voting and investment power over the securities held by Versant VI. Vantage I GP LP is the sole general partner of Vantage I and Vantage I GP LLC is the sole general partner of Vantage I GP LP, each of which may be deemed to have voting and investment power over the securities held by Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Versant VI.
(3)

This calculation is based upon 28,525,774 shares of Common Stock outstanding (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in its final prospectus dated July 16, 2020 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on July 17, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,176,507 shares of common stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,176,507 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,176,507 shares of common stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by the Reporting Persons. Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP, each of which may be deemed to have voting and investment power over the securities held by Versant VI. Vantage I GP LP is the sole general partner of Vantage I and Vantage I GP LLC is the sole general partner of Vantage I GP LP, each of which may be deemed to have voting and investment power over the securities held by Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Versant VI.
(3)

This calculation is based upon 28,525,774 shares of Common Stock outstanding (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in the Final Prospectus.

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,176,507 shares of common stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,176,507 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,176,507 shares of common stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13G is filed by the Reporting Persons. Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP, each of which may be deemed to have voting and investment power over the securities held by Versant VI. Vantage I GP LP is the sole general partner of Vantage I and Vantage I GP LLC is the sole general partner of Vantage I GP LP, each of which may be deemed to have voting and investment power over the securities held by Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Versant VI.
(3)

This calculation is based upon 28,525,774 shares of Common Stock outstanding (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in the Final Prospectus.

1.	Name of Reporting Persons Versant Vantage I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 577,544 shares of common stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 577,544 shares of common stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,544 shares of common stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by the Reporting Persons. Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP, each of which may be deemed to have voting and investment power over the securities held by Versant VI. Vantage I GP LP is the sole general partner of Vantage I and Vantage I GP LLC is the sole general partner of Vantage I GP LP, each of which may be deemed to have voting and investment power over the securities held by Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Vantage I.
(3)

This calculation is based upon 28,525,774 shares of Common Stock outstanding (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in the Final Prospectus.

1.	Name of Reporting Persons Versant Vantage I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 577,544 shares of common stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 577,544 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,544 shares of common stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.0% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by the Reporting Persons. Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP, each of which may be deemed to have voting and investment power over the securities held by Versant VI. Vantage I GP LP is the sole general partner of Vantage I and Vantage I GP LLC is the sole general partner of Vantage I GP LP, each of which may be deemed to have voting and investment power over the securities held by Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Vantage I.
(3)

This calculation is based upon 28,525,774 shares of Common Stock outstanding (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in the Final Prospectus.

1.	Name of Reporting Persons Versant Vantage I GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 577,544 shares of common stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 577,544 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577,544 shares of common stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.0% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13G is filed by the Reporting Persons. Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP, each of which may be deemed to have voting and investment power over the securities held by Versant VI. Vantage I GP LP is the sole general partner of Vantage I and Vantage I GP LLC is the sole general partner of Vantage I GP LP, each of which may be deemed to have voting and investment power over the securities held by Vantage I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Vantage I.
(3)

This calculation is based upon 28,525,774 shares of Common Stock outstanding (assuming no exercise by the underwriters of their option to purchase additional shares), as reported by the Issuer in the Final Prospectus.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Pandion Therapeutics, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:

Pandion Therapeutics, Inc.

Address of Issuer’s Principal Executive Offices:

134 Coolidge Avenue, 2nd Floor,

Watertown, MA 02472

Item 2

(a)	Name of Person(s) Filing:

Versant Venture Capital VI, L.P. (“Versant VI”)

Versant Ventures VI GP, L.P. (“Versant VI GP LP”)

Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC”)

Versant Vantage I, L.P. (“Vantage I”)

Versant Vantage I GP, L.P. (“Vantage I GP LP”)

Versant Vantage I GP-GP, LLC (“Vantage I GP LLC”)

(b)	Address of Principal Business Office:

c/o Versant Ventures

One Sansome Street, Suite 3630

San Francisco, CA 94104

(c)	Citizenship:

Entities:	Versant VI	-	Delaware Limited Partnership

	Versant VI GP LP	-	Delaware Limited Partnership

	Versant VI GP LLC	-	Delaware Limited Liability Company

	Vantage I	-	Delaware Limited Partnership

	Vantage I GP LP	-	Delaware Limited Partnership

	Vantage I GP LLC	-	Delaware Limited Liability Company

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

698340 10 6

Item 3	Not applicable.

Item 4	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

See the Joint Filing Agreement attached to this Schedule 13G as Exhibit 1.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 promulgated under the Act.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 2020

Versant Venture Capital VI, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I, L.P.
By:	Versant Vantage I GP, L.P.
Its:	General Partner
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP, L.P.
By:	Versant Vantage I GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Vantage I GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director